Exhibit 4.4

PROMISSORY NOTE

$90,000.00	July 17, 2017

FOR VALUE RECEIVED, the undersigned, Papillon Partners, Inc., a Missouri corporation (“Maker”), hereby promises to pay to the order of Jeff and Audrey Kunin or its successors or assigns (“Holder”), the principal aggregate sum of $90,000.00 plus interest on the unpaid balance at the rate of 6% per annum accruing from the date hereof. The interest shall be due and payable on the seventeenth (17th) day of each calendar month beginning on August 17, 2017 with all outstanding principal and accrued and unpaid interest due and payable on the date that is ninety (90) days from the date hereof. Maker reserves the right to prepay all or any portion of this Promissory Note at any time and from time to time without premium or penalty of any kind.

Notwithstanding any provision in this Promissory Note to the contrary, if (i) there should be any default in the payment due hereunder, (ii) Maker should make an assignment for the benefit of creditors, (iii) a receiver, trustee or liquidator is appointed over any property of Maker, or (iv) proceedings are instituted by or against Maker under any bankruptcy, insolvency, reorganization or other law relating to the relief of debtors, including without limitation the United States Bankruptcy Code, as amended (the events specified in clauses (i)-(iv) inclusive are hereinafter referred to as an “Event of Default”), then, and in each such event, Holder may, at its option, and in addition to all other remedies available at law or in equity, without notice or demand, declare the remaining unpaid principal balance of this Promissory Note immediately due and payable in full.

Each person liable hereon agrees to pay all reasonable costs of collection paid or incurred by Holder in enforcing this Promissory Note on default or the rights and remedies herein provided, including reasonable attorneys' fees. Maker, for itself and for any guarantors, sureties, endorsers and/or any other person or persons now or hereafter liable hereon, if any, hereby waives demand of payment, presentment for payment, protest, notice of nonpayment or dishonor and any and all other notices and demands whatsoever, and any and all delays or lack of diligence in the collection hereof, and expressly consents and agrees to any and all extensions or postponements of the time of payment hereof from time to time at or after maturity and any other indulgence and waives all notice thereof.

No delay or failure by Holder in exercising any right, power, privilege or remedy hereunder shall affect such right, power, privilege or remedy or be deemed to be a waiver of the same or any part thereof, nor shall any single or partial exercise thereof or any failure to exercise the same in any instance preclude any further or future exercise thereof, or exercise of any other right, power, privilege or remedy. The delay or failure to exercise any right hereunder shall not waive such right.

This Promissory Note shall be governed by and construed and enforced in accordance with the laws of the State of Missouri.

IN WITNESS WHEREOF, Maker has duly caused this Promissory Note to be executed and delivered as of the date first written above.

MAKER:

Papillon Partners, Inc.

By:	/s/ Audrey Kunin, MD
Name:	Audrey Kunin, MD
Title:	CEO